Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following article was posted by Comcast on its internal website:

TEAMCOMCAST ARTICLE

Headline:  Update on TWC Acquisition

Sub-Head:  A Message from Brian Roberts and Neil Smit on the Time Warner Cable Transaction

Description:  Read this message from Brian Roberts and Neil Smit for an important update on the Time Warner Cable Transaction

Today, the company is making an announcement about the Time Warner Cable (TWC) acquisition and we’d like to share an important update with you.

This past February, we announced our intention to acquire TWC.  We are excited at the prospect of bringing the benefits of our industry-leading products, user experience, and broadband technology to millions of additional customers.  The regulatory process has begun, and we are moving forward with initial planning to determine the best course to bring our two great companies together.  Everything is going well, and we are still hoping to close around the end of the year.

At the time of the announcement, you may recall we also said that we were prepared to divest about three million customers.  Since then, our team has been working hard to figure out how to accomplish this while maintaining the strategic and financial goals of the acquisition.  After looking at the footprint of TWC, and entering into conversations with Charter Communications, it became clear that for operational and financial reasons, we would need to divest not only Time Warner Cable customers, but also some Comcast customers.  This was a very hard decision for us to make, but in the end we could not figure out an alternative structure that would enable us to achieve our goals.

So, let us provide some perspective on today’s announcement.

Upon completion of the TWC acquisition, we will keep a majority of the TWC customers, thereby strengthening key markets; we will exchange customers with Charter to fill in some of our geographic areas; and we will sell some TWC customers to Charter.  In the end, Comcast will add about seven million new customers in greater New York, greater Boston, Dallas, Northern California, Southern California, Oregon, greater Atlanta, Tennessee, and the Carolinas.  These transactions will help us fill in gaps in our footprint and rationalize some of our geographic regions for operating efficiencies, improved technology deployments, and enhanced customer service.

Unfortunately, we also have to give up some our systems including the Heartland Region, with the exception of Little Rock; Minneapolis/St. Paul; Wisconsin; our Alabama systems; and a few of our Tennessee systems (Chattanooga and Tri-Cities).  Click here [link] to see the list of the markets that will be impacted by this change.  These systems will be transferred to a new, independent publicly-traded company that will be majority owned by Comcast shareholders (including former Time Warner Cable shareholders) with Charter owning a minority stake.  Charter is excited to invest in and grow this new company and will provide operational support, leveraging its expertise and track record of success.  It’s important to note that the TWC, Comcast, and Charter systems being sold or transferred are very strong performers that will complement our respective cable operations.  In addition to optimizing our geographic presence, these moves will allow us to reduce our debt and further strengthen our balance sheet.

Please keep in mind that the acquisition and the surrounding integration activities will entail a long and involved process and we still have many months to go before the deal is complete.  The best thing we all can do during this period of change and growth is support our colleagues and our customers and continue to stay focused on our operating goals.

We have so much to be proud of and we thank you for your contributions in support of this great company.

Brian and Neil

The following information was made available via a link in the above article:

Planned Customer Transfers Upon the Close of the TWC Acquisition

From Time Warner Cable to Comcast	From Charter Communications to Comcast	From Comcast to New Company

● Albany, NY	● Los Angeles, CA	West Division:
● New York City, NY	● San Francisco, CA	● Minneapolis-St. Paul, MN
● Central New York	● Sacramento, CA	● Wisconsin (Milwaukee, Green Bay)
● Western New York	● Fresno-Visalia, CA
● New England	● Santa Barbara, CA
● VA	● Monterey-Salinas, CA	Central Division:
● Eastern Carolina	● Chico-Redding, CA	● Birmingham, AL
● South Carolina	● Eureka, CA	● Mobile, AL
● Greensboro, NC	● Hartford & New Haven, CT	● Huntsville, AL
● Charlotte, NC	● Atlanta, GA	● Dothan, AL
● Central Texas (Austin)	● Macon, GA	● Indianapolis, IN
● North Texas (El Paso, Dallas)	● Boston, MA (Manchester, NH)	● Evansville, IN
● South Texas (Corpus Christi, San Antonio)	● Springfield-Holyoke, MA	● Ft. Wayne, IN
● Houston, TX	● Salisbury, MD	● Terre Haute, IN
● KC/Nebraska	● Raleigh-Durham, NC	● Lafayette, IN
● Mountain West (CO, ID, AZ, CA)	● Charlotte, NC	● Bowling Green, KY
● Hawaii	● Greensboro, NC	● Louisville, KY
● Los Angeles, CA	● Greenville, NC	● Lexington, KY
● San Diego, CA	● Wilmington, NC	● Paducah, KY
	● New York, NY	● Detroit, MI
	● Albany-Schenectady-Troy, NY	● Lansing, MI
	● Portland, OR	● Grand Rapids, MI
	● Eugene, OR	● Flint-Saginaw-Bay City, MI
	● Medford, OR	● Cincinnati-Dayton OH
	● Providence, RI-New Bedford, MA	● Columbus-Toledo, OH
	● Nashville, TN	● Chattanooga, TN
	● Jackson, TN	● Tri-Cities, TN-VA
● Memphis, TN
● Knoxville, TN
● Dallas, TX
● Houston, TX
● Richmond, VA
● Norfolk, VA
● Burlington, VT-Plattsburgh, NY
● Seattle, WA
● Spokane, WA
● Yakima, WA

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE

THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.